SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

November 17, 2003

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

NOV. 17, 2003

                                                            Symbol – TSX: KGI

DRILLING RESUMES ON D VEIN WITH POSITIVE RESULTS, LOADING POCKET AT 5150 LEVEL IS RECOMISSIONED AND FLOW THROUGH FINANCING IS COMPLETED

Kirkland Lake Gold Inc (the “Company”) is pleased to announce drilling, operational and financial results. The Company purchased the Macassa Mine and the 1500 ton per day mill along with four former producing gold properties – Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001.These properties, which have historically produced some 22 million ounces of gold, extend over 7 kilometers between the Macassa Mine on the east and Wright Hargreaves on the west and for the first time are being developed and explored under one owner.

Exploration Results

1. NEW D VEIN INTERSECTIONS RETURN 0.89/3.8’ (3.0’ TW) AND 2.03/5.3’ (5.3’ TW, UNCUT).

Resumption of drilling on the newly discovered “D” Zone has commenced following the installation of a paste fill system on the 3800-foot level, with results that have further enhanced the structure towards the 3800-foot level and have expanded its known ore-grade dimensions. These latest drill results could impact on the proposed mining method, allowing the possible use of ramp access, instead of using a series of raises to access the zone.

The four hole program designed to test the Vein at the –3600 elevation has successfully extended the Zone to this elevation. The vein now appears to have 2 plunge lines developing to the southwest (see figure 1). The D-Vein South is now ore-grade for 450 feet down-dip; ore-grade intersections to date for the entire D-Vein cover 1,000 feet on strike.

Hole 38-251 has extended the ore 120 feet in vertical depth, and has returned 0.89 ounces of gold over 3.8 feet (3.0 feet of true width (“TW”).

Hole 38-254, located 290’ north of 38-251 has extended the ore 100’ vertical depth, and has returned 2.03 ounces of gold over 5.3 ‘ (5.3’ TW, Uncut or 1.90 ounces of gold per ton cut). Abundant visible gold was observed in this drill hole. Drilling is currently on 100 foot centres.

A second tier of holes, designed to test the zone an additional 100 feet vertical to the 3700-foot level is in progress.

“These new high grade intersections in the “D” Zone demonstrate that quality ore is still open in several directions, “said Stewart Carmichael, Chief Exploration Geologist at Kirkland Lake Gold.

D-VEIN RESULTS TABLE

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
38-251	D-VEIN	447.2	451.0	+28	143	0.89/3.8’ = 3.0’ TW
38-252	D-VEIN	477.7	478.7	+23	158	0.03/1.0’ CL
38-253	D-VEIN	378.0	380.0	+32	128	0.08/2.0’ CL
38-254	D-VEIN	339.4	345.0	+36	111	2.03/5.3’ Uncut, VG, Tell = 5.3’ TW 1.90/5.3’ Cut = 5.3’ TW

T.W. = True Width   V.G. = Visible Gold   TELL = Tellurides   CUT= cut to 3.50 oz./ton

HW=Hangingwall vein   CL= Core Length.

2 . NEW VEIN INTERESECTED ON LAKE SHORE TECK-HUGHES PROPERTY

Surface diamond drilling has now commenced at the Lake Shore and Teck -Hughes properties. Initial drilling intersected mineralization related to the 422 Vein. In addition, a new footwall vein was intersected in drill holes LSW-03-2 and LSW-03-3.

LAKE SHORE/TECK HUGHES SURFACE RESULTS TABLE

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
LSW-03-02	422 MAIN BRK NEW FW	303.2 346.2	307.5 347.2	-46	001	2.09/4.3’ = 3.3’ TW, VG 1.98/1.0’ TW Unknown
LSW-03-03	422 MAIN BRK NEW FW	294.9 305.0	298.3 306.7	-46	347	2.16/3.4’ = 2.8’ TW, UNCUT, VG, or 1.80/3.4’ = 2.8’TW, CUT 0.36/1.7’ TW Unknown
THE-03-11	E-VEIN	192.8	196.0	-48	340	0.84/3.2’ = 3.0’ TW

T.W. = True Width   V.G. = Visible Gold   TELL = Tellurides   CUT= cut to 3.50 oz./ton

HW=Hangingwall vein     ’04 Brk=’04 Break (main ore horizon)      FW=footwall vein

Exploration drilling is continuing on the Teck Hughes property and will work west towards the Kirkland Minerals property. This program is aimed at locating new hanging wall veins to the Main Break.

Loading Pocket Recommissioned

The loading pocket located at the 5150-foot level at the Macassa Mine, has been recommissioned and started hoisting its first 1,500 tons of ore and waste rock during test completed on November 15th-16th at a rate of 100 tons per hour. This loading pocket, which has a loader operating at a 97 R.P.M. belt speed, increases substantially the hoisting capacity of Shaft #3, and was a prerequisite to working in more ore headings and the further development of new ore blocks.

Private Placement Completed

Further to the October 27th news release, the Company has completed it’s “Flow Through” financing, raising $7.7 million through the sale of 1,925,000 shares at $4.00 per share (including a 10% over-allotment option which was exercised by the Agents). The proceeds from the financing will be used to fund further exploration expenses on the Company’s Kirkland Lake, Ontario, mining properties, which expenses shall qualify as “Canadian Exploration Expenses” under the Income Tax Act (Canada).

The Agents were Fort House Inc. and Octagon Capital Corporation of Toronto, Ontario. A fee of 5% of the proceeds raised was paid to the Agents. The Company also issued the Agents compensation warrants to purchase an aggregate of 96,250 shares exercisable for a period of 24 months at a price of $3.60 per share. All shares issues and issuable will be subject to restrictions on resale for a period of four months from closing.

The results of the Company’s underground and surface diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo. for the purpose of NI 43-101, Standards of Disclosure for Mineral Projects).

The Company has implemented a quality control program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices.  The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario or to the Macassa mine laboratory for analysis. The other half of the core is retained for future assay verification. Other quality assurance and control procedures includes the insertion of blanks, and the regular re-assaying of pulps and rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish.  The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001. The Company’s Macassa Mine Property is the

5

subject of a reserve report prepared by David W. Rennie, P.Eng. and Richard E. Routledge, MSc., P. Geol. Entitled Review of Mineral resources and Mineral reserves of the Macassa Mine Property, Kirkland Lake, Ontario (Kirkland Lake Gold Inc.) as at April 30, 2003 dated August 30, 2003. All of these technical reports have been filed on SEDAR (www.sedar.com <http://www.sedar.com>).

For further information, please contact:

Brian A. Hinchcliffe

 (705) 567-5208

The TSX has not reviewed and does not accept

responsibility for the adequacy or accuracy of this news release.

KIRKLAND LAKE GOLD INC.
MACASSA MINE, KIRKLAND LAKE ONTARIO
VERTICAL LONGITUDINAL SECTION
11100 N
11200 N
11300 N
11400 N
11500 N
11600 N
11700 N
11800 N
11900 N
12000 N
12100 N
12200 N
12300 N
12400 N
12500 N
D-VEIN SOUTH
D-VEIN NORTH
OPEN
OPEN
OPEN
OPEN
OPEN
OPEN
OPEN
OPEN
D VEIN SOUTH
D VEIN NORTH
C VEIN
-3200 Ft
-3300 Ft
-3400 Ft
-3500 Ft
-3600 Ft
-3700 Ft
-3800 Ft
SCALE
100 feet
DDH 38-251
0.89 OZ PER TON/3.8 FEET TW
DDH 38-254
2.03 OZ PER TON/5.3 FEET
UNCUT OR
1.90 OZ. PER TON/TW CUT
D VEIN SOUTH:
RESERVES: PROBABLE:
43,443@0.74oz/ton =32,325 oz.
RESOURCES: INFERRED:
6,830@0.60 oz/ton =4,087 oz.
D VEIN NORTH:
RESOURCES: INDICATED:
26,235 tons @0.61 oz/ton = 16,111 oz.
INFERRED: 32,710@0.62 = 20,284oz.
C VEIN:
RESOURCES: INDICATED:
7,236 tons @0.66 oz/ton = 4,804 oz.
INFERRED: 8,910@0.66 = 5,866 oz.
LEGEND
Kirkland Lake Gold Drill Hole
Significant Intersection
November, 2003
Resource Blocks

FIGURE 1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD INC.

(the Registrant)

Date:	November 18, 2003	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer